

Mail Stop 3720

August 7, 2008

Paul J. Sarvadi
Chief Executive Officer
Administaff, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339

      Re: Administaff, Inc.
             Form 10-K for period ended December 31, 2007
             Filed February 7, 2008
             File No. 001-13998

Dear Mr. Sarvadi:

      We have reviewed your filings and have the following comments. All comments should be complied with **in all future filings**. Please indicate, in your response letter, your understanding of our request for future compliance. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

<u>Consent of Independent Registered Public Accounting Firm, Exhibit 23.1</u>

1. Please confirm that your auditor's consent was signed on February 4, 2008, as opposed to February 4, 2007 (the date actually reflected on the filed consent).

<u>Compensation Discussion and Analysis, page 10</u>

<u>Determination of Compensation Amounts and Formulas, page 11</u>

2. We note your use of an executive compensation study which included an analysis of a peer group of companies. We also note your use of tally sheets in your compensation determinations. In future filings, discuss in more specific detail how this information was used in determining your total compensation package for your named executive officers. For example, if you targeted your total compensation for your named executive officers at the median of the total compensation paid at the peer group of companies, indicate so.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please ensure that all future filings comply with these comments. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or me at (202) 551-3810 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Dan Herink *via facsimile*: 281.348.2859